On October 17, 2013, Fred McClure filed a derivative lawsuit against RIMCo on behalf of ten funds: the
Russell CommodityStrategies Fund, Russell Emerging Markets Fund, Russell Global Equity Fund,
Russell Global Infrastructure Fund, Russell GlobalOpportunistic Credit Fund, Russell International
Developed Markets Fund, Russell Multi-Strategy Alternative Fund, RussellStrategic Bond Fund, Russell
U.S. Small Cap Equity Fund and Russell Global Real Estate Securities Fund. The lawsuit, which was filed in the United States District Court for the District of Massachusetts, seeks recovery under
Section 36(b) of the Investment Company Act, as amended, for the funds alleged payment of excessive investment management fees to RIMCo. On December 8,2014, Fred McClure filed a second derivative lawsuit in the United States District Court for the District of Massachusetts. Thissecond suit involves the same ten funds, and the allegations are similar, although the second suit adds a claim alleging that RFSC charged the funds excessive administrative fees under Section 36(b). The plaintiff seeks recovery of the amount of the allegedlyexcessive compensation or payments received from these ten funds and earnings that would have accrued to plaintiff had thatcompensation not been paid or, alternatively, rescission of the contracts and restitution of all excessive fees paid, for a periodcommencing one year prior to the filing of the lawsuit through the date of the trial. RIMCo is vigorously defending the actions.